October 3, 2013

VIA EDGAR

Daniel L. Gordon, Branch Chief

Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Bluerock Multifamily Growth REIT, Inc.
Form 10-K

Filed March 13, 2013

Commission File No. 333-153135

Dear Messrs. Gordon and Esquivel:

This letter is submitted on behalf of our client, Bluerock Multifamily Growth REIT, Inc. (the “Company”), in response to written comments from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated September 12, 2013 with respect to the Company’s Form 10-K for the year ended December 31, 2012 filed with the Commission on March 13, 2013 (“Form 10-K”). The Company acknowledges its receipt of the Commission’s comments and hereby undertakes to provide the Commission with the requested responses regarding the Form 10-K on or around October 14, 2013.

If you should have any questions about this filing or require any further information, please call me at (804) 525-1795.

Very truly yours,

/s/ Richard P. Cunningham, Jr.

Richard P. Cunningham, Jr

cc: R. Ramin Kamfar

Website: www.kv-legal.com

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